Exhibit 4.74
Seventh Amendment
To The Exclusive Ragnarok Online License and Distribution Agreement
This AMENDMENT (“Amendment”) is made and entered into on this 7th day of March, 2009 by and between Gravity Co., Ltd (hereinafter referred to as “Licensor”) and Gravity CIS, Inc. (hereinafter referred to as “Licensee”).
RECITALS:
WHEREAS, Licensor and Licensee (“Parties” collectively) entered into an Exclusive Ragnarok Online License and Distribution Agreement (“The Agreement”), dated December 15th 2004.
WHEREAS, both Parties to the Agreement now desire to amend the Agreement as set forth below;
AGREEMENT
NOW; THEREFORE, in consideration of the mutual promises and covenants contained herein, Licensor and Licensee agree as follows:
1. Term Extension of the Agreement
Parties agreed to extend the Agreement for two (2) years (“First Renewed Term”) from the expiration date with conditions stated below in this Amendment. The newly extended term of the Agreement shall be from March 7th, 2009 to March 6th, 2011.
2. Royalty
The Article 5.1(b) in the Agreement shall be deleted in its entirety, and replaced with the following language:
5.1(b) Royalty Payment and Report
     In addition to the Initial Payment, Licensee shall pay to Licensor as Royalty payments Twenty five percent (25%) of the Service-Sales Amount paid by End Users (“Royalty”) for the period of this Agreement. The Royalty shall be paid on a quarterly basis within thirty (30) days after the end of the applicable quarter. Payment shall be deemed made upon presentation by Licensee, whether in fax or any other means, of the remittance confirmation or notice to Licensor. In any case, unless Licensor actually receives the remitted amount, the payment shall not be deemed to be paid. Licensee shall also provide Licensor with a report (“Royalty Report”) on a monthly basis within twenty (20) days after the end of the applicable month. Each Royalty Report shall contain detailed information on the calculation of Service-Sales Amount for the applicable month.

3. Territory
The Article 1.14 of The Agreement shall be amended as the following language and this amended article shall be effective from 7th date of March, 2009 by both Parties:
1.14 “Territory” shall mean the territory of Former Soviet Republics: Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan.
4. Other obligations of Licensee
The Article 8.4 in the Agreement shall be deleted in its entirety, and replaced with the following language:
8.4 Licensee shall exert its best efforts to protect the Intellectual Property rights of Licensor and shall, in lieu of Licensor, procure appropriate legal and administrative measures against any and all activities by third parties within the above written territories infringing the Game or any of the Intellectual Property rights of Licensor on or in relation to the Games, including without limitation to, operation of illegal game servers, manufacture or sales of counterfeiting CDs, manuals, artwork books or any other related products.
5. Continuing Effectiveness of the Agreement
Except as expressly set forth herein, the Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.
IN WITNESS WHEREOF, the Parties have executed this Amendment on the day and year first above-written.

Gravity Co., Ltd.	Gravity CIS, Inc.
By:	By:
Name: YoonSeok Kang	Name: ChangKi Kim
Title: CEO	Title: CEO
Date:	Date:

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